SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.     )*

Vista Medical Technologies, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

928369107
(CUSIP Number)

March 3, 2003
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 832,069 shares, which constitutes approximately 15.5% of the 5,377,545 shares of Stock deemed  outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 5,001,749 shares outstanding.


CUSIP No. 928369107

1.     Name of Reporting Person:

         SBIC Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power: 452,523 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power: 452,523 (1)
Person
With
                         8.     Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

           820,944 (2)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9):  15.3% (3)

12.     Type of Reporting Person: PN
--------------

(1)  Power is exercised through its managing general partner, Forrest Binkley & Brown L.P.
(2)  Includes 368,421 shares of Common Stock that may be acquired upon the conversion of 368,421 shares of the Issuer's Series A Preferred Stock (the "Preferred Stock").
(3)  Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 5,370,170 shares of the Stock outstanding.


CUSIP No. 928369107

1.     Name of Reporting Person:

         Nicholas B. Binkley

2.     Check the Appropriate Box if a Member of a Group:

           (a) /   /

           (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                        5.     Sole Voting Power: 1,250 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: 452,523 (2)
Owned By
Each
Reporting         7.     Sole Dispositive Power: 1,250 (1)
Person
With
                         8.     Shared Dispositive Power: 452,523 (2)

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

           828,819 (1)(2)(3)(4)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9):  15.4% (5)

12.     Type of Reporting Person: IN
--------------
(1)  Solely in his capacity as Trustee of The Binkley Family Trust with respect to 1,250 shares of Stock.
(2)  Solely in his capacity as an executive officer, director and shareholder of Forrest Binkley and Brown Venture Co., general partner of Forrest Binkley and Brown L.P., managing general partner of SBIC Partners, L.P., with respect to 452,523 shares of Stock.
(3)  Includes 368,421 shares of Common Stock held by SBIC Partners, L.P. that may be acquired upon the conversion of 368,421 shares of the Issuer's Series A Preferred Stock.
(4)  Assumes the exercise of options held by Mr. Binkley to purchase 6,625 shares of Common Stock.
(5)  Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 5,376,795 shares of the Stock outstanding.


CUSIP No. 928369107

1.     Name of Reporting Person:

        The Binkley Family Trust

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: California

                         5.     Sole Voting Power: 1,250 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power: 1,250 (1)
Person
With
                         8.     Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,250

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9):  less than 0.1%

12.     Type of Reporting Person: 00 - Trust
--------------

(1)  Power is exercised through its Trustee, Nicholas B. Binkley.


CUSIP No. 928369107

1.     Name of Reporting Person:

         Gregory J. Forrest

2.     Check the Appropriate Box if a Member of a Group:

           (a) /   /

           (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                        5.     Sole Voting Power: 1,250
Number of
Shares
Beneficially     6.     Shared Voting Power: 452,523(1)
Owned By
Each
Reporting         7.     Sole Dispositive Power: 1,250
Person
With
                         8.     Shared Dispositive Power: 452,523 (1)

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

           822,569 (1)(2)(3)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9):  15.3% (4)

12.     Type of Reporting Person: IN
--------------
(1)  Solely in his capacity as an executive officer, director and shareholder of Forrest Binkley and Brown Venture Co., general partner of Forrest Binkley and Brown L.P., managing general partner of SBIC Partners, L.P., with respect to 452,523 shares of Stock.
(2)  Includes 368,421 shares of Common Stock held by SBIC Partners, L.P. that may be acquired upon the conversion of 368,421 shares of the Issuer's Series A Preferred Stock.
(3)  Assumes the exercise of options held by Mr. Forrest to purchase 375 shares of Common Stock.
(4)  Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 5,370,545 shares of the Stock outstanding.


CUSIP No. 928369107

1.     Name of Reporting Person:

         Jeffrey J. Brown

2.     Check the Appropriate Box if a Member of a Group:

           (a) /   /

           (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                        5.     Sole Voting Power: 1,250
Number of
Shares
Beneficially     6.     Shared Voting Power: 452,523(1)
Owned By
Each
Reporting         7.     Sole Dispositive Power: 1,250
Person
With
                         8.     Shared Dispositive Power: 452,523 (1)

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

           822,569 (1)(2)(3)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9):  15.3% (4)

12.     Type of Reporting Person: IN
--------------
(1)  Solely in his capacity as an executive officer, director and shareholder of Forrest Binkley and Brown Venture Co., general partner of Forrest Binkley and Brown L.P., managing general partner of SBIC Partners, L.P., with respect to 452,523 shares of Stock.
(2)  Includes 368,421 shares of Common Stock held by SBIC Partners, L.P. that may be acquired upon the conversion of 368,421 shares of the Issuer's Series A Preferred Stock.
(3)  Assumes the exercise of options held by Mr. Brown to purchase 375 shares of Common Stock.
(4)  Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 5,370,545 shares of the Stock outstanding.


Item 1(a).     Name of Issuer.

The name of the issuer is Vista Medical Technologies, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 2101 Faraday Avenue, Carlsbad, California 92008.

Item 2(a).     Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of SBIC Partners, L.P., a Texas limited partnership ("SBIC"), Nicholas B. Binkley ("Binkley"), The Binkley Family Trust, a California trust ("Binkley Trust"), Gregory J. Forrest ("Forrest") and Jeffrey J. Brown ("Brown") collectively the "Reporting Persons." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Forrest Binkley & Brown L.P., a Texas limited partnership ("FBB"), and Forrest Binkley & Brown Venture Co., a Texas corporation ("FBB Venture"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office or residence of all of the Item 2 Persons is as follows:

19900 MacArthur Blvd., Suite 570, Irvine, California 92612.

Item 2(c).       Citizenship.

All the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock, par value $0.01 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 928369107.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Item 4.     Ownership.

(a) - (b)

Reporting Persons

SBIC

The aggregate number of shares of the Stock that SBIC owns beneficially, pursuant to Rule 13d-3 of the Act, is 820,944, which constitutes approximately 15.3% of the 5,370,170 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. This includes 452,523 shares of the Stock and 368,421 shares of the Stock obtainable upon conversion of the Preferred Stock held by SBIC.

Binkley

Because of his position as an executive officer, director and shareholder of FBB Venture, which is the sole general partner of FBB, which is the managing general partner of SBIC, and because he holds stock options to purchase 6,625 shares of the Stock, and in his capacity as Trustee of Binkley Trust with respect to 1,250 shares of Stock, Binkley may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 828,819 shares of the Stock, which constitutes approximately 15.4% of the 5,376,795 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Binkley Trust

The aggregate number of shares of the Stock that Binkley Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,250, which constitutes less than 0.1% of the outstanding shares of the Stock.

Forrest

Because of his position as an executive officer, director and shareholder of FBB Venture, and because he holds stock options to purchase 375 shares of the Stock, and because of his individual ownership of 1,250 shares of the Stock, Forrest may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 822,569 shares of the Stock, which constitutes approximately 15.3% of the outstanding shares of the Stock.

Brown

Because of his position as an executive officer, director and shareholder of FBB Venture, and because he holds stock options to purchase 375 shares of the Stock, and because of his individual ownership of 1,250 shares of the Stock, Brown may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 822,569 shares of the Stock, which constitutes approximately 15.3% of the outstanding shares of the Stock.

Controlling Persons

FBB

Because of its position as the managing general partner of SBIC, FBB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 820,944 shares of the Stock, which constitutes approximately 15.3% of the outstanding shares of the Stock.

FBB Venture

Because of its position as the sole general partner of FBB, FBB Venture may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 820,944 shares of the Stock, which constitutes approximately 15.3% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

SBIC

Acting through its managing general partner, SBIC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 452,523 shares of the Stock.

Binkley

Solely in his capacity as an executive officer, director and shareholder of FBB Venture, Binkley has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 452,523 shares of the Stock. In addition, as the Trustee of Binkley Trust, Binkley has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 1,250 shares of the Stock.

Binkley Trust

Acting through its Trustee, Binkley Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 1,250 shares of the Stock.

Forrest

Solely in his capacity as an executive officer, director and shareholder of FBB Venture, Forrest has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 452,523 shares of the Stock.  In addition, Forrest has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,250 shares of the Stock.

Brown

Solely in his capacity as an executive officer, director and shareholder of FBB Venture, Brown has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 452,523 shares of the Stock.  In addition, Brown has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,250 shares of the Stock.

Controlling Persons

FBB

As the managing general partner of SBIC, FBB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 452,523 shares of the Stock.

FBB Venture

As the sole general partner of FBB, FBB Venture has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 452,523 shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      March 12, 2003

SBIC PARTNERS, L.P.

By:  Forrest Binkley & Brown L.P.,
           General partner

   By:  Forrest Binkley & Brown Venture Co.,
              General partner

       By: /s/ Gregory J. Forrest
             Gregory J. Forrest,
             Office of the President

       By: /s/ Nicholas B. Binkley
             Nicholas B. Binkley,
             Office of the President

       By: /s/ Jeffrey J. Brown
              Jeffrey J. Brown,
             Office of the President

 /s/ Nicholas B. Binkley
 Nicholas B. Binkley

THE BINKLEY FAMILY TRUST

By: /s/ Nicholas B. Binkley
       Nicholas B. Binkley, Trustee

/s/ Gregory J. Forrest
Gregory J. Forrest

/s/ Jeffrey J. Brown
Jeffrey J. Brown